FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated September 29, 2008, entitled “Bradford & Bingley’s direct channels and retail deposits to transfer to Abbey”

2	Presentation, dated September 29, 2008, entitled “Abbey / Bradford & Bingley”

3	Other Notification announcing conference call with analysts and investors regarding acquisition by Abbey of Bradford & Bingley’s direct channels and retail deposits

Item 1
Press Release
Bradford & Bingley’s direct channels and
retail deposits to transfer to Abbey
Madrid, September 29, 2008. Following the announcement by HM Treasury (29 September 2008) to take Bradford & Bingley plc (B&B) into public ownership, the retail deposits, branch network and its related employees will transfer, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey National plc (“Abbey”), a wholly-owned subsidiary of Banco Santander S.A. (“Santander”).
As outlined in the HM Treasury statement, all of B&B’s customer loans and treasury assets, which includes the £41 billion of mortgage assets, will be taken under public ownership.
The transfer to Abbey consists of:
•	£20 billion retail deposit base with 2.7 million customers;

•	B&B’s direct channels including 197 retail branches, 141 agencies (distribution outlets in 3rd party premises) and related employees.
The acquisition price will be £612 million, including the transfer of £208 million of capital relating to offshore companies.
The transfer of the B&B’s customers and their retail deposits further strengthens Abbey’s retail customer deposit base and franchise. It also allows Santander to deliver increased critical mass in the UK through greater distribution scale.
The combined business of Abbey, Alliance & Leicester (A&L) and B&B will have 1,286 branches with a good geographic spread across the UK. In addition, it is also expected that upon completion of the transfer, Santander’s UK market share of retail deposits will increase to around 10%1, and the combined business will also have a customer base of 24 million.

António Horta-Osório, Chief Executive of Abbey, said: “This is good news for Bradford & Bingley’s savings customers. They can be certain that their hard-earned savings are with a bank they can trust as Abbey is part of the Santander Group, one of the world’s most successful banks. It has an AA credit rating and a strong retail focus with more branches worldwide than any other international bank. As such, Santander has been well-positioned to succeed in the current market turbulence.
“The transfer of deposits and the branch network further increases the scale of our operations in the UK to around 10% of the market, an important strategic objective for us. We will significantly increase the potential of our distribution capability through the additional branches and have brought a further 2.7 million customers to the bank.”
Bradford & Bingley’s customers will continue to use their existing channels — branches, telephone and internet — for transactions, as usual. The Bradford & Bingley brand will also remain.
Ends

[1]	Retail deposit market share based upon combination of Abbey, A&L and B&B, subject to the successful completion of A&L transaction and transfer of B&B retail deposits.
Abbey & Santander
Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 13,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.
Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Item 2
Abbey / Bradford & Bingley
29 September 2008

Disclaimer
This document does not constitute an offer to sell, or an invitation to subscribe for or purchase, any securities or the solicitation of any approval in any jurisdiction, nor shall there be any sale, issuance or Transfer of the securities referred to in this Investor Presentation in any jurisdiction in contravention of applicable law. This document is not an offer of securities for sale in the United States. No securities will be offered or sold in the United States absent registration or an exemption from registration.
This Investor Presentation does not constitute a prospectus or prospectus equivalent document.
This Investor Presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Santander’s ability to successfully combine the businesses of Santander and Bradford & Bingley and to realise expected synergies from the Transfer, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission. Neither Santander nor Bradford & Bingley undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
This presentation is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.
The distribution of the information or material on this site may be restricted by local law or regulation. This Investor Presentation may only be accessed in or from the United Kingdom by persons falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 49 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order.
No statement in this Investor Presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Santander or Bradford & Bingley as appropriate.
Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000

Description of the deal Strategic rationale Financial impact Summary

Acquisition of B&B’s retail deposit base and direct channels from UK HM Treasury
HM Treasury to take Bradford & Bingley plc (B&B) into public ownership the following components of B&B will transfer to Abbey:
£20 billion retail deposit base with 2.7 million customers
direct channels including 197 retail branches, 141 agencies (distribution outlets in 3rd party premises) telephone distribution, internet and related employees
£200m of capital from Isle of Man operations no credit risk transfer is involved no head office infrastructure transfer is involved: the HMT will charge for certain support costs relating to B&B deposits and direct channels
Santander pays £0.6bn (of which £0.2bn is capital) — no risk taking involved

Description of the dealStrategic rationaleFinancial impact _____ Summary

Transaction strengthens Abbey’s Retail funding franchise and 6 accelerates progress to becoming the best commercial bank in the UK
1 Combination of A&L and B&B moves Abbey’s estimated share of the Critical mass PFS market from c. 6% to c. 10% including deposit share in UK Expansion of branch network with complementary fit
2 Cross sales of other retail products (banking, investments, credit cards,
Potential for insurance)
efficiency Sales productivity improvements improvement Integration of back-office functions, leveraging Partenon to deliver synergies
3 All customer loans inc. buy-to-let / self cert mortgages retained by UK
Low risk _____ HMT All wholesale assets retained by UK HMT
4 £20bn of customer deposits, further improving Abbey’s strong deposit Balance franchise and funding profile sheet B&B deposit base is well established with over 61% of customers having strength been with B&B for over 10 years
94% of customers have balances below £35,000

7

1 Increased critical mass in core UK PFS markets

Santander vertical strategy: Increasing our share of core markets

Abbey average share across markets c. 6% → Combined average share across markets c.10%


13.3%
3.6%
9.7%
8.1%
5.2%
2.9%
10.1%
2.0%
2.2%
5.9%
10.3%
2.7%
2.0%
5.6%
Mortgages
UPL
Retail deposits
Branches
Abbey
A&L
B&B

- Santander's network will be strengthened by the addition of B&B's 197 branches / 141 agencies

Abbey
Note: Data as at June 2008
Santander

1 B&B’s network concentration in the North / Midlands 8 complements Abbey’s geographic spread North East 19 6 8 Scotland 59 26 12 Yorkshire 26 9 15 North West 95 19 45 East Midlands 34 44 21 N. Ireland 21 14 2 West 36 20 16 Midlands East 51 16 3 Anglia Wales 40 15 5 London 184 21 21 South South West 49 28 17 91 36 34 East Abbey Alliance & Leicester Bradford & Bingley

2 Santander has a proven track record in reducing costs — Abbey 9 is now reaching a competitive advantage in terms of efficiency PFS Cost to Income ratio — Historical Trends Gap vs. Sector -15.0p.p -11.8p.p -5.6p.p -1.4p.p +2.6p.p 70.0% 60.6% 55.0% 55.0%
49.4% 49.7% 49.3% 48.8% 48.3% 46.7%
2004 2005 2006 2007 H1 2008 Abbey Sector PFS sector average based on internal segmental analysis of the results of Lloyds TSB, HBOS, Barclays, Royal Bank of Scotland and Bradford & Bingley

2 Scope for revenue synergies 10 Fee income per branch x5
Cross-sale opportunity to 2.7m customers
x3
In addition, some scope for margin management of the
x1 deposit base through time B&B base B&B post- Abbey synergies

3 Abbey remains focused on prudent risk management with a high quality asset portfolio
No exposure to B&B mortgage portfolio which includes BTL and self cert mortgages — consistent with Santander risk management values No exposure to B&B’s treasury portfolio Abbey’s retail portfolio is only c. 2% unsecured, and of secured virtually all lending is “prime” — Abbey’s risk profile will not be impacted by this transaction Abbey’s secured lending performance and coverage continues to compare favourably to UK peers

4 B&B deposits are well established, and improves Abbey’s 12 funding ratios % of customers by length of relationship Improving customer deposits / loans ratios Balance % 25% 20% 55% 75% 61% 66% 63% 24% 15% Abbey Abbey / A&L Abbey / A&L / 0 — 2 yrs 3 — 10 yrs 11 yrs + B&B

4 ...and establishes Abbey as one of the largest retail 13 deposit takers in the UK PFS deposits — UK sector (£bn) Market share: 1.9% 2.0% 5.9% 7.5% 9.8% 9.9% 10.6% 20.9% (B&B / A&L adds c. 4%)
Santander moves to 3rd largest retail deposit taker
86
160 113 116 124 88 71
20 24 B&B A&L Abbey Barclays Nationwide Combined RBS LTSB HBOS Source: Company reports as at June 2008, Nationwide per 2008 annual report & accounts, market shares calculated by Abbey using consistent base

Description of the deal Strategic rationale Financial impact Summary

15 Financial impact: the deal meets our financial criteria Net Profit Assumptions Modest liability attrition offset by Impact of negative margin, fixed-term maturities margin management in the short-term Reduced wholesale funding cost Removal of significant LIBOR premium c. 25% of costs relating to savings / direct Adjust for: cost synergies channels Sales productivity and broader product range Adjust for: revenue synergies (bank accounts, credit cards, investments) Net profit incl. synergies and other adjustments

16 Financial impact: the deal meets our financial criteria £bn Purchase price (excl. capital £0.2bn) 0.4 2009 2010 2011 Net attributable profit inc. synergies and other adjustments 40 60 80 Return on investment (based on £0.4bn above) 10% 15% 20%
Accretion in Santander’s earnings per share including synergies expected from 2009(1) These figures are based on internal estimates, and before restructuring charges
Given the low risk nature of the acquisition and funding benefits, the ROI offers excellent value to Santander
(1) This statement as to financial accretion is not intended to mean that Santander’s future earnings per share will necessarily exceed or match those of any prior year

7
Summary financials
Investment of c.£0.4bn for B&B’s direct channels and c.£20bn of deposits (2% of the UK Market)
£200m paid for Isle of Man capital Profits of £40, 60 and 80 mn in the first 3 years assuming no credit taking activities The deal is expected to be EPS enhancing: +0.3% in 2009; +0.4% in 2010; + 0.6% in 2011
ROI of 20% year 3 (based on £0.4bn purchase price) Loan / deposit ratio of 75% with B&B deposit base

18
Description of the deal Strategic rationale Financial impact Summary

Summary 19 Transaction fits core Santander principles 1
Critical mass in Accelerates growth strategy and distribution scale in UK the UK, combination of A&L and B&B adds 4% deposit market share...
2 ...continuing to leverage core skills and efficient UK Potential for efficiency _____ operating platform... improvement
3 ....with no exposure to B&B’s mortgage / wholesale Low risk portfolios 4 ....enhanced funding position, significantly increasing
Balance sheet strength retail customer deposit relationships. This deal closes A&L’s loan / deposit gap...
ROI offers excellent value and is earnings accretive from 2009(1)
(1) This statement as to financial accretion is not intended to mean that Santander’s future earnings per share will necessarily exceed or match those of any prior year

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

Item 3
OTHER NOTIFICATIONS
Banco Santander hereby announces that today, 29th September, a conference call will be held with analysts and investors regarding the acquisition by Abbey of the distribution channels and retail deposits of Bradford & Bingley. The conference call will take place at 13:30 hours at the Grupo Santander Financial City — Boadilla del Monte (Madrid) and may be followed direct via the telephone number (+44) (0) 203 0 432 434 and in recorded version via (+44) (0) 207 10 86 207 (access code 193495#).
Boadilla del Monte (Madrid), 29th September 2008
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander,
Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 30, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President